Filed Pursuant to Rule 433

Dated October 8, 2020

Registration Statement No. 333-224701

Relating to

Preliminary Prospectus Supplement Dated October 8, 2020 to

Prospectus dated May 7, 2018

Federal Realty Investment Trust

1.250% Notes due 2026

Term Sheet dated October 8, 2020

Issuer:	Federal Realty Investment Trust

Security:	1.250% Notes due 2026 (the “Notes”)

Expected Ratings*:	A3 / A-
(Moody’s / S&P)

Aggregate Principal Amount:	$400,000,000

Trade Date:	October 8, 2020

Settlement Date:	October 13, 2020 (T+2)

Maturity Date:	February 15, 2026

Interest Payment Dates:	February 15 and August 15, beginning on February 15, 2021

Benchmark Treasury:	0.250% due September 30, 2025

Benchmark Treasury Price/Yield:	99-19+ / 0.329%

Spread to Benchmark Treasury:	+105 basis points

Re-Offer Yield:	1.379%

Coupon (Interest Rate):	1.250% per year

Price to Public:	99.339% of the principal amount, plus accrued interest, if any, from October 13, 2020

Redemption Provision:	At any time before January 15, 2026, make-whole call based on U.S. Treasury plus 20 basis points (0.20%); if redeemed on or after January 15, 2026, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	313747 BB2 / US313747BB27

Joint Book-Running Managers:	BofA Securities, Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Jefferies LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (iv) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.